UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                HF BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    403910102
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP Number 403910102

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                    [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        535,760 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       535,760 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             535,760 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [  ]

   13   Percent of Class Represented By Amount in Row (11)
             8.5%

   14   Type of Reporting Person
        PN

   CUSIP Number 403910102

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[  ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                    [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        535,760 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       535,760 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             535,760 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             8.5%

   14   Type of Reporting Person
        IN

   CUSIP Number 403910102

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                    [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        535,760 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       535,760 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             535,760 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             8.5%

   14   Type of Reporting Person
        IN

   CUSIP Number 403910102

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group  (a)[X]
                                                          (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                    [  ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 1 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on May 18, 1998 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of HF Bancorp, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 3.   Source and Amount of Funds or Other Consideration

             The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $8,930,875. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as Exhibit 2 and incorporated herein by reference.

   Item 4.   Purpose of the Transaction

             The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer. This Amendment No. 1 is being filed because of the increase in the Partnership's holdings of Common Stock and to reflect ongoing discussions between the Issuer and the Partnership.

             The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

             The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

             Discussions have been conducted in recent weeks between the Partnership and the Issuer regarding the possibility of the Issuer's placing a person recommended by the Partnership on the Issuer's Board of Directors. Management of the Issuer, as well as certain directors of the Issuer, have met with the person recommended by the Partnership. Management of the Issuer has indicated that it will ask the Issuer's Board of Directors to act on the Partnership's recommendation.

             The Group intends to work with the Issuer to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. The Group intends to continue to evaluate, on an ongoing basis, the possibility of obtaining representation on the Issuer's Board of Directors. To the extent such actions may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

             The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

             The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

              (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 535,760 shares of the Common Stock that the Partnership owns, constituting approximately 8.5% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (6,331,206) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

              (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 535,760 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

              (c) The following transactions are the only purchases of the Common Stock made by the Partnership since the filing of the Original 13D, all of which were made in open market purchases on the Nasdaq National Market System:

        DATE            NUMBER OF SHARES           COST PER SHARE
       5/20/98                7,000                    $17.06
       6/3/98                 5,000                    $16.88
       6/12/98                1,000                    $17.25
       6/15/98                5,500                    $17.13
       6/16/98                4,500                    $17.13
       6/17/98                3,600                    $17.13
       6/29/98                3,000                    $17.50
       6/30/98                9,000                    $17.63
       7/1/98                 3,000                    $17.75
       7/2/98                 3,000                    $17.88
       7/6/98                 4,000                    $17.81
       7/6/98                25,000                    $17.94
       7/7/98                 5,000                    $17.94
       7/8/98                99,000                    $17.94

                             SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 10, 1998


                          LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                          By:  LaSALLE CAPITAL MANAGEMENT, INC.
                               a General Partner

                               By: /s/ Richard J. Nelson
                                   Richard J. Nelson, President

                          /s/ Richard J. Nelson
                          Richard J. Nelson

                          /s/ Peter T. Kross
                          Peter T. Kross

                          /s/ Florence Nelson
                          Florence Nelson